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Exhibit 4.63

news release

NORANDA TO SELL PRIORITY UNITS OF NORANDA INCOME FUND

TORONTO, June 26, 2003 — Noranda Inc. (NRD: NYSE, TSX) today announced that it has agreed to sell its remaining 11,984,900 Priority Units of Noranda Income Fund (NIF.UN: TSX), at a price of $9.85 per unit, to a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc. Following the offering, Noranda will maintain a 25% interest in the Fund through its holding of Ordinary Units of Noranda Income Limited Partnership, which are exchangeable on a one for one basis for Priority Units of the Fund upon the occurrence of certain events. Net proceeds of the sale are expected to be ultimately used by Noranda toward repayment of debt. Closing is expected on July 17, 2003.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, precious metals, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals.

The Noranda Income Fund was created to acquire Noranda's CEZinc Processing Facility and ancillary assets located in Salaberry-de-Valleyfield, Quebec. The Processing Facility is the second second-largest zinc processing facility in North America and the largest zinc processing facility in eastern North America, where the majority of its customers are located. It produces refined zinc metal and various by by-products from zinc concentrates purchased from mining operations.

Contact:

Dale Coffin
Director, External Communications
Noranda Inc.
dale.coffin@toronto.norfalc.com
(416) 982-7161
www.noranda.com

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NORANDA TO SELL PRIORITY UNITS OF NORANDA INCOME FUND